

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 17, 2011

<u>Via E-mail</u>
Robert W. Fishback
Chief Financial Officer
Torvec, Inc.
1999 Mount Read Blvd., Building 3
Rochester, NY 14615

      **Re:    Torvec, Inc.**
             **Form 10-K for Fiscal Year Ended December 31, 2010**
             **Filed March 29, 2011**
             **File No. 000-24455**

Dear Mr. Fishback:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K</u>

<u>Risk Factors, page 6</u>

1. Please revise in future filings to delete reference to "other factors" that the company cannot anticipate or does not consider significant. If risks are not significant or have not been identified, you should not reference them.

<u>Business Experience, page 67</u>

2. Please revise this section in future filings to provide the business experience during the last five years of each of your directors and executive officers, as your current disclosure does not clearly indicate the positions that each of your directors and officers held during the previous five years.

Signatures, page 104

3.  In future filings, please revise to provide the signature of your principal accounting officer or controller. If Mr. Fishback serves in such capacity, please indicate this underneath his signature.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

*   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

*   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

*   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Chanda DeLong at (202) 551-3490 or me at (202) 551-3642 with any other questions.

Sincerely,

/s/ Loan Lauren P. Nguyen

Loan Lauren P. Nguyen
Special Counsel